EXHIBIT 99.1

For Immediate Release 17-6-TR	Date: February 15, 2017

Teck Increasing Interest in Deep-South to 35% through Asset Sale

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has entered into a definitive agreement to sell its 70% interest in Haib Minerals (PTY) Ltd. (“Haib”) to Deep-South Resources Inc. (TSXV:DSM) (“Deep-South”), who holds the remaining 30% interest in Haib. Haib holds a 100% interest in the Haib copper project located in Namibia.

As part of the consideration under the sales agreement, Teck will receive 13,600,000 common shares of Deep-South at closing. The shares issued on closing, together with the 4,166,666 common shares currently held by Teck, will result in Teck holding approximately 35% of Deep-South’s outstanding shares on an undiluted basis.

In the event that Teck’s 17,766,666 common shares represents less than 35% of the issued and outstanding common shares immediately following closing, Deep-South will issue additional shares to Teck in order to maintain Teck’s immediate post-closing ownership at 35%. In addition, Teck holds a $373,195 convertible debenture, that if Teck were to convert the entire principal amount, Teck would hold approximately 38% of Deep-South’s outstanding common shares immediately following closing of the transaction, calculated on a partially diluted basis assuming the conversion of the debenture only.

The purpose of the acquisition of common shares was to facilitate the sale of our interest in Haib. Teck may determine to increase or decrease its holdings in Deep-South depending on market conditions and any other relevant factors. This release is required to be issued under the early warning requirements of applicable securities laws. A copy of the early warning report may be obtained from the contacts listed below.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com